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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2005

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____ Commission file number: 001-15019

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEPSIAMERICAS, INC. SALARIED 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEPSIAMERICAS, INC.
4000 Dain Rauscher Plaza, 60 South Sixth Street Minneapolis, Minnesota 55402

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REQUIRED INFORMATION

The PepsiAmericas, Inc. Salaried 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are included on pages F-2 through F-12 of this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSIAMERICAS, INC. SALARIED 401(K) PLAN

Dated:	June 28, 2006	By:	/s/ ANNE D. SAMPLE

Anne D. Sample
Senior Vice President, Human Resources

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PEPSIAMERICAS, INC.
SALARIED 401(k) PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Statements of Net Assets Available for Benefits	F-3

Statements of Changes in Net Assets Available for Benefits	F-4

Notes to Financial Statements	F-5

Supplemental schedule:

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)	F-11

Exhibit Index	F-12

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Report of Independent Registered Public Accounting Firm To the Trust Committee of PepsiAmericas, Inc. Salaried 401(k) Plan Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of PepsiAmericas, Inc. Salaried 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ OSTROW REISIN BERK & ABRAMS, LTD.

Chicago, Illinois June 23, 2006

F-2

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2005	2004

Assets:
Plan interest in PepsiAmericas, Inc. Defined Contribution Master Trust	$288,850,624	$265,802,538
Participant loans	6,044,363	5,767,611
Participant contributions receivable	372,695	340,805
Employer contributions receivable	502,723	472,118

Total assets	295,770,405	272,383,072

Liabilities:
Expenses payable	38,758	47,428

Net assets available for benefits	$295,731,647	$272,335,644

The accompanying notes are an integral part of these financial statements.

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31,	2005	2004

Additions to net assets attributed to:
Net investment income from the PepsiAmericas, Inc. Defined Contribution Master Trust	$20,954,655	$25,026,255
Interest income on participant loans	261,002	219,287

Contributions:
Participant	13,375,789	12,905,561
Employer, net of forfeitures	13,118,916	12,600,320

Total additions, net	47,710,362	50,751,423

Deductions from net assets attributed to:
Benefits paid to participants	24,630,292	15,450,202
Administrative expenses	159,923	176,704

Total deductions	24,790,215	15,626,906

Net increase before plan transfers	22,920,147	35,124,517
Transfers from other plans	475,856	2,967,849

Increase in net assets	23,396,003	38,092,366

Net assets available for benefits:
Beginning of year	272,335,644	234,243,278

End of year	$295,731,647	$272,335,644

The accompanying notes are an integral part of these financial statements.

F-4

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the PepsiAmericas, Inc. Salaried 401(k) Plan (the "Plan"), formerly known as the PepsiAmericas, Inc. Salaried Retirement Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan, which covers eligible employees of PepsiAmericas, Inc. (the "Company" or "Employer") and those of its subsidiary companies which adopt the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions:

Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 1 percent to 50 percent of base salary, in 1 percent increments. Participant contributions made via periodic payroll deductions are matched in equal amounts by Employer contributions up to a 6 percent limit ("Match Contributions"). The Employer also contributes 2 percent of compensation for all eligible participants whether or not the participant makes periodic contributions to the Plan ("Pay Based Contributions"). For participants who first performed one hour of service with the Employer prior to January 1, 2005, Match Contributions were made immediately upon the participant's entry into the Plan and Pay Based Contributions were made immediately upon the hiring of the employee. For participants who first performed one hour of service with the Employer on or after January 1, 2005, Match Contributions and Pay Based Contributions do not begin until the employee performs six months of service with the Employer.

Participants may also make rollover contributions to the Plan, provided the amount represents a balance from a qualified plan under the Internal Revenue Code ("IRC"). Rollover contribution amounts are 100 percent vested and nonforfeitable at all times.

The total annual pre-tax contributions by a participant were limited in 2005 to $14,000 and in 2004 to $13,000, (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the participant’s total compensation during the year.

Forfeitures:

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a participant has been terminated or to pay expenses of the Plan as determined by the Plan administrator. In the event a participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the participant's account any previously forfeited amount used to reduce Employer contributions.

For the years ended December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $26,000 and $4,000, respectively.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (continued)

Participant accounts:

Each participant’s account is credited with the participant’s contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant loans:

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant’s vested account balance or $50,000. The loans bear interest at the trustee’s current prime rate when the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years. The loans are secured by the balance in the participant’s account.

Vesting:

All participants are immediately vested in their voluntary contributions and actual earnings thereon. For participants who first performed one hour of service with the Employer prior to January 1, 2004, they are immediately vested in all Employer contributions and actual earnings thereon. For participants who first performed one hour of service with the Employer on or after January 1, 2004, they become vested in Employer contributions made to the plan and actual earnings thereon in accordance with the following vesting schedule:

Years of Vesting Service	Portion of Vested Employer Contributions

Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Participants may also become fully vested in Employer contributions made to the plan and actual earnings thereon upon termination of employment due to retirement, death or disability.

Payment of benefits:

On termination of service, a participant may elect to receive the vested value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, or periodic distributions of at least $500 not to exceed two distributions per year.

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (continued)

Expenses:

External administrative expenses for the preparation and maintenance of the Plan’s financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan sponsor.

Investment options:

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan’s Trust Committee as available for investment purposes. Investments of the Plan are held by Fidelity Management Trust Company (the “Trustee”). The investment options open to the Plan are grouped into four distinct tiers. Each tier provides investment options that have been designed to meet specific objectives. For the years ended December 31, 2005 and 2004, participants can select from any one or a combination of the following tiers:

•	Tier 1 – Lifestyle Investment Options: This tier offers investments containing a blend of stocks, bonds and short-term investments. There are eight fund options in this tier.

•	Tier 2 – Core Investment Options: This tier offers both passively and actively managed investment options. There are eleven fund options in this tier which includes the PepsiAmericas, Inc. Stock Fund.

•	Tier 3 – “Mutual Fund Window” Investment Options: This tier provides a variety of mutual fund options designed for investors who want to use specialized investment options to achieve diversification. There are 176 mutual fund options in this tier.

•	Tier 4 – Self-Directed Brokerage: This tier is a retail-type brokerage account that allows participants to invest in a broad range of options including stocks, bonds, mutual funds, certificates of deposit and other investments through Fidelity’s BrokerageLink service.

Employer matching contributions may be directed into the same funds, using the same percentages, as participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

2.	Summary of Significant Accounting Policies

Basis of presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles.

F-7

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (continued)

Investment valuation and income recognition:

Except for the investment contracts, the Plan's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the years ended December 31, 2005 and 2004, was 4.7 percent and 4.5 percent, respectively. The aggregate interest rate for the investment contracts as of December 31, 2005 and 2004, was 4.7 percent and 4.4 percent, respectively. Interest rate resets are determined according to the terms of the investment contracts. The fair value of the investment contracts in the PepsiAmericas, Inc. Defined Contribution Master Trust as of December 31, 2005 and 2004, was approximately $83,200,000 and $83,800,000, respectively.

The Plan records investment transactions on a trade date basis. Dividends are recorded on the ex-dividend date.

Benefits paid to participants:

Benefits paid to participants are recorded when distributed.

Use of estimates:

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements:

In December 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans." This FSP provides guidance on the measurement of fully benefit-responsive investment contracts and the financial statement presentation and disclosure of these contracts. The adoption of FSP AAG INV-1 and SOP 94-4-1 is required for all plan years ending after December 31, 2006. The Company will adopt this pronouncement for the 2006 Plan year-end. The Company does not anticipate that the adoption of this FSP will have a material impact on the Plan's financial statements.

3.	Interest in PepsiAmericas, Inc. Defined Contribution Master Trust

Certain assets of the Plan are in the PepsiAmericas, Inc. Defined Contribution Master Trust (the "Master Trust"), which was established for the investment of assets of the Plan and another Company-sponsored retirement plan. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company as of December 31, 2005 and 2004. The Plan's interest in the net assets of the Master Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Master Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was approximately 75 percent and 76 percent, respectively.

F-8

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Interest in PepsiAmericas, Inc. Defined Contribution Master Trust (continued)

The Master Trust held the following classifications of investments as of December 31, 2005 and 2004:

	2005	2004

Investments at market value:
Common stocks:
PepsiAmericas, Inc.	$26,883,090	$24,298,669
Other	683,619	413,990
Collective investment trusts	58,670,487	55,357,033
Registered investment companies	215,855,350	186,618,945

Investments at contract value:
Investment contracts	83,475,982	82,014,606

Total Master Trust investments	$385,568,528	$348,703,243

Investment income for the Master Trust is as follows for the years ended December 31, 2005 and 2004:

	2005	2004

Net appreciation in fair value of investments:
Common stock	$2,155,363	$5,136,677
Collective investment trusts	3,856,683	6,371,570
Registered investment companies	11,666,849	13,843,418

	17,678,895	25,351,665
Interest, dividends and other	9,536,293	7,017,343

Total investment income	$27,215,188	$32,369,008

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been restated effective January 1, 2005. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	Transfers from Other Plans

During the years ended December 31, 2005 and 2004, the Plan received $475,856 and $2,967,849, respectively from the PepsiAmericas, Inc. Hourly 401(k) Plan.

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Services, Inc., an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services were $147,000 and $164,000 for the years ended December 31, 2005 and 2004, respectively. The Plan also allows investment in PepsiAmericas, Inc. common stock, which is a party-in-interest transaction exempt from prohibition by ERISA.

7.	Risks and Uncertainties

The plan provides for various investment options in any combination of interests in registered investment entities and common stock. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

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Supplemental Schedule

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PEPSIAMERICAS, INC. SALARIED 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2005

(a)	(b)	(c)	(e)
	Identity of Issuer	Description	Current Value

*	Participant Loans	Interest rates from 4.0% to 10.5%	$6,044,363

*	Fidelity Management Trust Company is a party-in-interest to the PepsiAmericas, Inc. Salaried 401(k) Plan as it provides services as Trustee for the Plan.

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EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

F-12